March 28, 2014

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Towers Watson & Co.

Form 10-K for the Fiscal Year Ended June 30, 2013 Filed August 15, 2013

File No. 001-34594

Dear Mr. Kluck:

In response to your letter dated March 24, 2014, Towers Watson & Co. (the “Company,” “Towers Watson,” “we,” or “our”) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated the comment in its entirety with our response following immediately thereafter.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Acument Global Technologies, Inc., page 17

SEC Comment 1:

1. We note your response to comment 1 of our letter dated February 19, 2014, specifically your reference to Acument’s expert’s damages report. If the amount of damages sought by Acument in this report varies materially from the loss of principal amounts disclosed in your Form 10-K filed on August 15, 2013, please disclose the amount of damages being sought by Acument in future Exchange Act periodic reports or advise.

Company Response:

As requested, we will disclose in future Exchange Act periodic reports the amount of damages sought by Acument, based on the expert’s damages report and other information obtained during the course of the litigation.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments.

Very truly yours,

/s/ Michael M. Thomson
Michael M. Thomson
Controller and Chief Accounting Officer

cc.  John J. Haley

Roger F. Millay